

Krishi Janani, PBC
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
KRISHI JANANI, PBC CONSOLIDATED STATEMENT OF FINANCIAL POSITION	4
KRISHI JANANI, PBC CONSOLIDATED STATEMENT OF OPERATIONS	5
KRISHI JANANI, PBC CONSOLIDATED STATEMENT OF CASH FLOWS	6
KRISHI JANANI, PBC CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER EQUITY	7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	8
NOTE 3 – RELATED PARTY TRANSACTIONS	11
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	11
NOTE 5 – LIABILITIES AND DEBT	12
NOTE 6 – EQUITY	12
NOTE 7 – SUBSEQUENT EVENTS	13



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Krishi Janani, PBC. Management

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 7.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
May 7, 2024

KRISHI JANANI, PBC CONSOLIDATED STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash in banks	2,013	74,640
Inventories	316	334
Other current assets	3,198	3,099
	5,527	78,073
Noncurrent Assets:		
Property and equipment	221	4,012
Intangible assets	4,628	5,252
Investments	2,288	2,288
ROU assets	32,138	-
	39,275	11,552
TOTAL ASSETS	44,801	89,624
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts payable	13,888	21,538
Credit card payable	10,305	156
Loan from shareholder	331,772	328,291
Convertible debt - current	506,461	-
Accrued interest - current	99,705	-
Lease liabilities - current	6,631	-
	968,761	349,985
Noncurrent Liabilities:		
Convertible debt - noncurrent	50,000	556,461
Accrued interest - noncurrent	1	64,722
Lease liabilities - noncurrent	25,507	-
	75,508	621,183
TOTAL LIABILITIES	1,044,269	971,167
EQUITY		
SAFE	65,000	65,000
Retained earnings	(1,064,468)	(946,543)
TOTAL EQUITY	(999,468)	(881,543)
TOTAL LIABILITIES AND EQUITY	44,801	89,624

KRISHI JANANI, PBC CONSOLIDATED STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
SALES	16,376	66,433
DIRECT COSTS	(12,548)	(24,658)
GROSS INCOME	3,828	41,775
OPERATING EXPENSES		
Indirect costs	(31,446)	(29,128)
Subcontractor expenses	(27,500)	(7,500)
Research and development costs	(10,000)	(50,070)
Professional fees	(9,218)	(1,058)
Insurance expense	(1,815)	(1,815)
Web services costs	(1,055)	(1,452)
Depreciation and amortization	(1,737)	(2,403)
Bank charges	(225)	(616)
Other expenses	(13,213)	(6,422)
TOTAL OPERATING EXPENSES	(96,208)	(100,465)
OTHER INCOME (EXPENSES)		
Interest expense	(34,984)	(4,087)
Grant income	5,000	-
Other income	302	-
TOTAL OTHER INCOME (EXPENSES)	(29,682)	(4,087)
NET LOSS	**(122,063)**	**(62,777)**
OTHER COMPREHENSIVE INCOME		
Foreign exchange rate adjustment	4,138	5,873
TOTAL COMPREHENSIVE INCOME (LOSS)	**(117,925)**	**(56,904)**

KRISHI JANANI, PBC CONSOLIDATED STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net income (loss)	(122,063)	(62,777)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Interest expense	34,984	4,087
Foreign exchange rate adjustment	4,138	5,873
Depreciation and amortization	1,737	2,403
Inventories	18	152
Other current assets	(99)	(1,177)
Accounts payable	(7,650)	4,938
Credit card payable	10,149	(164)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	43,278	16,113
Net Cash used in Operating Activities	(78,785)	(46,665)
INVESTING ACTIVITIES		
Disposals (additions) to property and equipment	2,678	(1,437)
Cash used in Investing Activities	2,678	(1,437)
FINANCING ACTIVITIES		
Increase in:		
Loan from shareholder	3,481	(161)
Convertible debt	-	50,000
SAFE	-	20,000
Cash used in Financing Activities	3,481	69,839
Cash at the beginning of period	74,640	52,903
Net Cash increase (decrease) for period	(72,627)	21,737
Cash at end of period	2,013	74,640

KRISHI JANANI, PBC CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Shares	SAFE	Retained Earnings	Total Shareholder's Equity
Beginning balance at 1/1/22	1,500	45,000	(889,639)	(844,639)
Additions to SAFE	-	20,000		20,000
Effect of foreign currency adjustment	-		5,873	5,873
Net income	-	-	(62,777)	(62,777)
Ending balance at 12/31/22	1,500	65,000	(946,543)	(881,543)
Effect of foreign currency adjustment	-		4,138	4,138
Net income	-	-	(122,063)	(122,063)
Ending balance at 12/31/23	1,500	65,000	(1,064,468)	(999,468)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Krishi Janani PBC ("the Company") was formed in Delaware on February 1, 2016. The Company plans to earn revenue by creating an ecosystem (agritech platform, events and training, and regen labs) that enables farmers around the world to transition to regenerative agroecology and build climate resilience in communities.

In 2016, the Company incorporated, Krishi Janani India Pvt Ltd., its wholly-owned subsidiary located in India.

In 2019, the Company was merged with Appropriate IT PBC, with the Company being the surviving entity. Appropriate IT PBC also has a wholly-owned subsidiary in India, Appropriate IT India Pvt Ltd, which is currently in the process of dissolution.

The Company is based in Washington DC with its subsidiaries located in India. The Company's customers are located all over the world.

The Company will conduct a crowdfunding campaign under Regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiaries, Krishi Janani Pvt Ltd and Appropriate IT India Pvt Ltd.   All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2023 and 2022, the Company reported ($24,915) and $16,821, respectively, in earnings/(losses) from foreign subsidiaries. No dividends received from foreign subsidiaries for 2023 and 2022. Net liabilities of foreign operations were $110,579 and $84,712 at December 31, 2023 and 2022, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are Indian Rupees. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive loss in the consolidated financial statements. Foreign currency translation adjustments resulted in gains of $4,138 and $5,873 in 2023 and 2022, respectively. Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled approximately $0 in 2023 and 2022.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market

Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $74,640 and $2,013 in cash as of December 31, 2022 and December 31, 2023, respectively.

Inventory

Inventory consisted primarily of goods for sale. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2022 and December 31, 2023 amounted to $316 and $334, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Book Value as of 12/31/23
Building	5	1,010	(1,010)	-
Office and computer equipment	5	14,576	(14,576)	-
Furniture and fixtures	5	4,113	(4,113)	-
Vehicle	5	7,362	(7,141)	221
Grand Total	**-**	**27,062**	**(26,841)**	**221**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through agritech platform market access and software licensing, events and trainings and regen labs' ecosystem projects and lab services. These are recognized once sale is completed, event or training is finished or during project milestones. The revenue recognized by the Company is from the sale of its subsidiaries inventory amounting to $66,433 and $16,376 in 2022 and 2023, respectively.

Operating Expenses

Operating expenses consist of expenses to independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2022 and 2022, the Company had an outstanding loan from shareholder in the amount of $328,291 and $331,772, respectively. The balance is non-interest bearing and due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company does not have any long-term commitments or guarantees, except for its lease. The Company renewed its operating lease for its facilities for a period of 5 years from January 1, 2023 until December 31, 2028. The future minimum commitment under the lease as of December 31, 2023 are as follows:

Year Ending December 31,	Payment
2023	6,631
2024	6,631
2025	6,930
2026	7,252
2027	4,693

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was between 0.001% to 4%. The amounts are to be repaid at maturity, or if there is a qualified financing event, they are converted into the same class of equity sold in the qualified financing. The loans' maturities range from 2024 to 2026.

Loan - The Company has an outstanding loan from its shareholder which is non-interest bearing and is due and demandable. The balance of this loan was $328,291 and $331,772 as of December 31, 2022 and 2023, respectively. See Note 3.

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible debt	556,461	0.001% - 4%	2024-2026	506,461	50,000	556,461	99,706	-	556,461	556,461	64,722
Loan from shareholder	331,772	-	On Demand	331,772	-	331,772	-	328,291	-	328,291	-
Total				838,233	50,000	888,233	99,706	328,291	556,461	884,752	64,722

NOTE 6 – EQUITY

The Company originally authorized 5,000 common shares with no par value. On July 3, 2007, Appropriate IT, PBC issued 1,500 shares to Usha Devi Venkatachalam, the Company's sole owner. When Appropriate IT and Krishi Janani merged in 2019, the shares issued to Usha Devi Venkatachalam were converted on a one-for-one basis into shares in Krishi Janani. As such, 1,500 shares were issued and outstanding as of 2022 and 2023, respectively.

On May 1, 2024, upon the filing of its amended Certificate of Incorporation, a forward stock split was effected, resulting in Usha Devi Venkatachalam owning 1,000,005 common shares. In connection with the amended Certificate of Incorporation, the Company has authorized 2,000,000 shares of common stock at $0.00001 par value.

Voting: Common are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Additionally, in connection with the May 1, 2024 amended Certificate of Incorporation, the Company has authorized 1,000,000 of preferred stock at $0.00001 par value.

Voting: Preferred shareholders have no voting rights, unless their shares are converted to common.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. Target dividends for preferred stock is 8%.

Conversion: Preferred shareholders may convert shares into common stock upon Company approval. The conversion is initially 1:1 and will be appropriately adjusted in the case of any stock split or combination or other similar event. In addition the conversion ratio will be adjusted, on a broad-based weighted average basis, if the Company issues additional securities at a purchase price less than the then-current conversion price.

Redemption: The Company has the right to redeem all, or any portion of, the outstanding shares of redeemable convertible preferred stock at any time at a redemption price equal to the most recent price paid in a bona fide sale of Preferred Stock by the Company or, if there has been no such sale within the previous 365 days, calculated based on a third party independent valuation.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders **a 1x liquidation preference and shall share in any additional proceeds on an as converted to common basis.**

Simple Agreements for Future Equity (SAFE)

During the period ending December 31, 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 7, 2024, the date these financial statements were available to be issued.

On May 1, 2024, the Company amended its Certificate of Incorporation and effected a stock split. See Note 6 for further details.